Exhibit 99.5

Interim Financial Statements Annual Financial StatementsRather than receiving financial statements by mail, you may choose to access them at www.sedar.com, or by registering online at www.computershare.com/mailinglist. If you would like to receive either interim financial statements and associated Management's Discussion and Analysis and/or the annual financial statements and associated Management's Discussion and Analysis, please make your selection above. Computershare will use the information collected solely for the mailing of such financial statements. You may view Computershare's Privacy Code at www.computershare.com/privacy or by requesting that we mail you a copy. Compushare 100 University Ave. 8th Floor Toronto ON M5J2Y1 Place Stamp Here Jaguar Mining Inc.